SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__	Form 40-F ______

             Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______	No __X__

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

Robomatix Technologies Announces Negotiations for the Purchase of Its Holdings In Edco Technologies 1993 Ltd. in Consideration for NIS 7 million

TEL AVIV, Israel, January 16, 2003 /PRNewswire/ -- Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), announces further to its announcement of October 21, 2002, that Associative Computing Ltd. closed on January 1, 2003 the transaction for the purchase of all of the assets and activities of Edco Electronics Ltd.

Since the closing of this transaction Associative Computing Ltd. has changed its name and it is now Edco Technologies 1993 Ltd.

Further to an announcement made today in Israel by Berger Holdings 1 (1992) Ltd. Robomatix hereby announces it is negotiating the sale of its holdings in Edco Technologies 1993 Ltd. in consideration for NIS 7 million.

Forward Looking Statements
Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company's current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like "believes," "does not believe," "plans," "expects," "intends," "estimates," "anticipates" and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.
Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROBOMATIX TECHNOLOGIES LTD. By: ___________/s/___________ Zvika Barinboim Chairman of the Board of Directors

Date: January 16, 2003